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                          March 7, 2022

       Linda Rockett, Esq.
       Senior Vice President, General Counsel
       Wave Life Sciences Ltd.
       c/o 733 Concord Avenue
       Cambridge, MA 02138

                                                        Re: Wave Life Sciences
Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed March 3, 2022
                                                            File No. 333-263251

       Dear Ms. Rockett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John P. Condon, Esq.